UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Fly Leasing Limited

(Name of Issuer)

American Depository Shares, each representing one Common Share, par value $0.001 per share

 (Title of Class of Securities)

34407D109

(CUSIP Number)

Vincent Cannon

Summit Aviation Partners LLC

50 California Street, 14th Floor, San Francisco, CA 94111

Tel.: 415-267-1600

Kirtee Kapoor

Davis Polk & Wardwell LLP

1600 El Camino Real, Menlo Park, CA 94025

Tel.: 650-752-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34407D109
1.	Names of Reporting Persons. Steven Zissis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC/AF/PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,743,156(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,743,156(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,156(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Common Shares: 5.2%
14.	Type of Reporting Person (See Instructions) IN

(1) Represents 132,439 ADSs held by the Zissis Family Trust and 1,610,717 ADSs held by Summit Aviation Partners LLC.

CUSIP No.	34407D109
1.	Names of Reporting Persons. Zissis Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,743,156(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,743,156(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,156(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) Common Shares: 5.2%
14.	Type of Reporting Person (See Instructions) OO

(2) Represents 132,439 ADSs held for its own account and 1,610,717 ADSs held by Summit Aviation Partners LLC.

CUSIP No.	34407D109
1.	Names of Reporting Persons. Summit Aviation Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,610,717
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,610,717
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,610,717
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Common Shares: 4.8%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the American Depositary Shares (the “ADSs”) of Fly Leasing Limited, a Bermuda exempted company (the “Issuer”). The principal executive offices of the Issuer are located at West Pier, Dun Laoghaire, County Dublin, Ireland.

Item 2. Identity and Background

The names of the reporting persons are Steven Zissis, the Zissis Family Trust (the “Trust”) and Summit Aviation Partners LLC (“SAP”) (each a “Reporting Person” and collectively, the “Reporting Persons”).

Steven Zissis

Mr. Zissis’s business address is c/o SZ Services Puerto Rico LLC, 1302 Ponce De Leon Avenue, Jose Ramon Figueroa Center, Suite 101, San Juan, Puerto Rico 00907. Mr. Zissis is a director of the Issuer, the President and Manager of SAP and the President and Chief Executive Officer of BBAM Limited Partnership, an exempted limited partnership registered in the Cayman Islands (“BBAM”).

Zissis Family Trust

The Trust is a trust organized under the laws of Nevada. The principle business address of the Trust is c/o Maupin, Cox & LeGoy, 4785 Caughlin Parkway, Reno, Nevada 89519. Mr. Zissis is a trustee of the Trust.

SAP

SAP is a Delaware limited liability company with its principle offices and principle business address at 50 California Street, 14th Floor, San Francisco, CA 94111. SAP provides commercial aircraft leasing, financing, management and asset management services through its subsidiary BBAM. The name, business address, present principal occupation or employment, principal business address of such employer (if not SAP) and citizenship of each director and executive officer of SAP is set forth on Schedule A.

During the last five years, none of the Reporting Persons, nor, to the knowledge of any Reporting Person, any of the persons listed on Schedule A attached hereto, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Mr. Zissis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Steven Zissis

Mr. Zissis previously acquired 132,439 ADSs. This figure includes ADSs acquired directly from the Issuer in the Issuer’s 2007 and 2013 public offerings of ADSs at the applicable public offering price per share from Mr. Zissis’ personal funds, and ADSs acquired at no cost directly from the Issuer pursuant to the Issuer’s long term incentive compensation plan. Mr. Zissis previously transferred all of the 132,439 ADSs acquired by him to the Trust.

Trust

The Trust previously acquired 132,439 ADSs in gift transfers from Mr. Zissis for zero consideration.

SAP

SAP previously acquired 1,438,212 ADSs for an aggregate purchase price of $13,779,998 in two transactions dated April 29, 2010 (for 1,000,000 ADSs at a purchase price of $8.78 per ADS) and December 31, 2012 (for 438,212 ADSs at a purchase price of $11.41 per ADS). Such price was funded through working capital. In a series of transactions pursuant to a Rule 10b-18 Plan beginning on January 14, 2016 and completed on January 21, 2016, the Reporting Persons acquired 172,505 ADSs for approximately $1,999,995.75. The source of funds for this consideration was the available working capital of SAP.

 Item 4. Purpose of Transaction

The ADSs were acquired by the Trust and SAP, respectively, for investment purposes.

On November 17, 2015, the Issuer announced its offer to purchase for cash (the “Offer”) up to $75.0 million in aggregate purchase price of its ADSs in a tender offer pursuant to the terms of the Offer to Purchase filed as Exhibit 99(a)(1)(i) to Schedule TO filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 17, 2015. The Issuer further announced that SAP had informed the Issuer that, after completion or termination of the Offer, SAP intended to purchase ADSs having an aggregate purchase price of approximately $2.0 million in secondary market transactions, subject to market and industry conditions, share price and other factors.

On December 22, 2015, the Issuer announced the final results of the Offer, in which it purchased approximately 5,376,344 ADSs, resulting in approximately 41 million of the Issuer's ADSs remaining outstanding as of such date. Following the completion of the Offer, consistent with their notice to the Issuer and the Issuer's November 17, 2015 announcement, the Reporting Persons acquired 172,505 ADSs for $1,999,995.75, including commissions, in a series of transactions pursuant to a Rule 10b-18 Plan beginning on January 14, 2016 and completed on January 26, 2016. Such purchases were conducted independently of the Issuer and other shareholders on the open market at prevailing market prices.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. As part of this ongoing review, the Reporting Persons may in the future engage legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Without limiting the generality of the foregoing, each Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional ADSs or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) encourage (including, without limitation, through their positions on or designees on the Issuer’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, reorganization, financing transaction or liquidation involving the Issuer or any of its subsidiaries (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changing the present board of directors of the Issuer, including changing the number or term of board members or filling existing vacancies on the board, (C) changes to the Issuer’s capitalization or dividend policy, (D) changing the Issuer’s memorandum of association, bye-laws, or similar organizational instruments, including taking other actions which may impede the acquisition of control of the Issuer by any person, (E) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Act or (F) other changes to the Issuer’s business or structure. In addition, Steven Zissis and any other directors who are affiliated with the Reporting Persons may remain in office or may resign or be removed from office in accordance with the provisions of the Issuer’s organizational documents.

In no event does any of the foregoing relate to any plan or proposal that might be considered or discussed by any individual who is serving as a member of the Issuer’s Board of Directors solely in his or her capacity as a director.

Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Persons to rows 11-13 of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the beneficial owners of 1,743,156 ADSs in the aggregate, representing approximately 5.2% of the Issuer’s outstanding ADSs (based on 33,599,490 ADSs outstanding as of March 3, 2016 as reported in the Issuer’s Form 6-K filed by the Issuer with the SEC on March 8, 2016).

(b) The responses of the Reporting Persons to rows 7-10 of the cover pages of this Statement are incorporated herein by reference.

(c) There have been no purchases or sales of the Issuer's ADSs by any of the Reporting Persons within the last 60 days, except for the purchases of the Issuer's ADSs by SAP on the open market pursuant to a Rule 10b-18 Plan as indicated in the table below, which table sets forth the date of each transaction, number of ADSs purchased in each transaction, and the purchase price per ADS for the ADSs purchased in each transaction.

Date	Number of ADSs Purchased	Purchase Price Per Share
1/14/2016	24,934	$11.9743
1/15/2016	49,300	$11.8930
1/19/2016	42,900	$11.6555
1/20/2016	42,900	$10.9129
1/21/2016	12,471	$11.3659

(d) Inapplicable.

(e) SAP ceased to be the beneficial owner of more than five percent of the ADSs on July 17, 2013, following the completion of the Issuer’s 2013 public offering of ADSs.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In accordance with the terms of that certain purchase agreement dated November 30, 2012 (as amended, the “2012 Fly Purchase Agreement”), among SAP, the Issuer and Onex Corporation and its affiliates (“Onex”), the Issuer, SAP and Onex (SAP and Onex collectively, the “Holders”) entered into a Registration Rights Agreement dated December 28, 2012, pursuant to which the Issuer filed a shelf registration statement (File No. 333-187305) (the “Registration Statement”) under Rule 415 of the Securities Act of 1933, as amended, on March 15, 2013 for a public offering of certain ADSs held by SAP and Onex (the “Registrable Shares”). The Registration Statement was declared effective by the SEC on May 1, 2013. The Holders have the right to sell their Registrable Shares at any time or from time to time pursuant to the Registration Statement in any manner described under “Plan of Distribution” in the Registration Statement, including pursuant to an underwritten offering of no less than $10 million of Registrable Shares. If the Issuer fails to maintain the effectiveness of the Registration Statement, each Holder has the right to demand registration of the Registrable Shares held by such Holder. The Registration Rights Agreement includes customary provisions relating to registration procedures, expenses and indemnification.

Pursuant to the terms of the 2012 Fly Purchase Agreement, SAP may not sell or otherwise dispose of the 1,438,212 ADSs acquired by SAP in 2010 and 2012 without the prior written consent of the Company, except for (i) an aggregate amount of ADSs equal to 1,438,212 multiplied by the percentage of outstanding equity interests in BBAM that have been sold or otherwise transferred by any Onex Investor to third parties and (ii) transfers to affiliates of SAP. This lock-up agreement does apply to the ADSs purchased by SAP in January 2016.

The information under Item 4 relating to the Issuer’s announcement of SAP’s intention with respect to the purchases of ADSs it completed in January 2016 incorporated herein by reference. Further, while the Issuer also announced that Onex separately communicated to the Issuer Onex’s intent to purchase additional ADSs following the completion or termination of the Offer, the Reporting Persons had and have no contract, arrangement, or understanding of any kind with Onex with respect to the ADSs beneficially owned by Onex except as disclosed under Items 4 and 6 herein, and the Reporting Persons expressly disclaims any direct or indirect beneficial ownership in the ADSs owned by Onex; and further disclaims any “group” status with Onex.

Except for the arrangements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Registration Rights Agreement dated as of December 28, 2012 among the Issuer, SAP and Onex (previously filed as Exhibit 1 to Schedule 13D filed on January 9, 2013).

Exhibit 2: Fly Leasing Limited Securities Purchase Agreement dated as of November 30, 2012 between the Issuer, SAP and Onex (previously filed as Exhibit 2 to Schedule 13D filed on January 9, 2013).

Exhibit 3: First Amendment to Purchase Agreement dated as of December 28, 2012 among the Issuer, SAP and Onex (previously filed as Exhibit 3 to Schedule 13D filed on January 9, 2013).

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Steven Zissis March 11, 2016
Date

/s/ Steven Zissis
Signature

Zissis Family Trust March 11, 2016
Date

/s/ Steven Zissis
Signature

Steven Zissis, Trustee
(Name/Title)

Summit Aviation Partners LLC March 11, 2016
Date

/s/ Steven Zissis
Signature

Steven Zissis, President & Manager
(Name/Title)

 SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF SUMMIT AVIATION PARTNERS LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SAP are set forth below. If no business address is given the director’s or officer’s business address is 50 California Street, 14th Floor, San Francisco, CA 94111. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to SAP. All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
Steven Zissis	President & Manager
Robert S. Tomczak	Chief Financial Officer and Vice President
Gregory Azzara	Vice President and Secretary
Takeshi Saeki	Vice President

1 Same address as director’ or officer’s business address except where indicated.